# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mach Natural Resources LP, CIK 0001980088
CUSIP: 55445L100
Title of class of securities: Common Units
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002028161

## Reporting persons
- IKAV General Partner S.a r.l.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 23,631,109; sole dispositive power 0; shared dispositive power 23,631,109; aggregate amount beneficially owned 23,631,109 (14.2% of the class)
- VEPU Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,371,999; sole dispositive power 0; shared dispositive power 19,371,999; aggregate amount beneficially owned 19,371,999 (11.6% of the class)
- IDI Investment s.a r.l.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 19,371,999; sole dispositive power 0; shared dispositive power 19,371,999; aggregate amount beneficially owned 19,371,999 (11.6% of the class)
- IKAV SICAV-FIS SCA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 23,631,109; sole dispositive power 0; shared dispositive power 23,631,109; aggregate amount beneficially owned 23,631,109 (14.2% of the class)
- SIMLOG Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,259,110; sole dispositive power 0; shared dispositive power 4,259,110; aggregate amount beneficially owned 4,259,110 (2.6% of the class)
- Simlog S.a r.l.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 4,259,110; sole dispositive power 0; shared dispositive power 4,259,110; aggregate amount beneficially owned 4,259,110 (2.6% of the class)
- Institut fur Kapitalanlagen und Vesicherungslosungen GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 23,631,109; sole dispositive power 0; shared dispositive power 23,631,109; aggregate amount beneficially owned 23,631,109 (14.2% of the class)
- Constantin von Wasserschleben: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 23,631,109; sole dispositive power 0; shared dispositive power 23,631,109; aggregate amount beneficially owned 23,631,109 (14.2% of the class)

## Item 1. Issuer
Name of issuer: Mach Natural Resources LP
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, OK 73134

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of each of Constantin von Wasserschleben, Institut fur Kapitalanlagen und Vesicherungslosungen GmbH, IKAV General Partner S.a r.l., IKAV SICAV FIS SCA, Simlog S.a r.l., SIMLOG Inc., IDI Investment S.a r.l. and VEPU Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"). Each Reporting Person disclaims beneficial ownership of the common units representing limited partner interests held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Mach Natural Resources LP (the "Issuer") or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The business address for all the Reporting Persons is 1301 McKinney Street, Suite 1600, Houston, Texas 77010.
Citizenship: SIMLOG Inc. and VEPU Inc. are each organized under the laws of the State of Delaware. IDI Investment S.a r.l., Simlog S.a r.l., IKAV SICAV FIS SCA, and IKAV General Partner S.a r.l. are each organized under the laws of Luxembourg. The Institut fur Kapitalanlagen und Vesicherungslosungen GmbH is organized under the laws of Germany. Mr. von Wasserschleben is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Common Units of the Issuer as of June 30, 2026, based upon 166,948,094 shares of Common Units outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

The number of Common Units reported as beneficially owned herein includes (i) 19,371,999 Common Units held of record by VEPU Inc. and (ii) 4,259,110 Common Units held of record by SIMLOG Inc.

VEPU Inc. is wholly owned by IDI Investment S.a r.l., which is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.a r.l., which is wholly owned by Institut fur Kapitalanlagen und Vesicherungslosungen GmbH, whose majority owner is Constantin von Wasserschleben.

SIMLOG Inc. is wholly owned by Simlog S.a r.l., which is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.a r.l., which is wholly owned by Institut fur Kapitalanlagen und Vesicherungslosungen GmbH, whose majority owner is Constantin von Wasserschleben.
Percent of class: Item 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Item 6 of each of the cover pages to this Schedule 13G are incorporated herein by reference.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Item 8 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (previously filed).

## Signatures
- IKAV General Partner S.a r.l.: /s/ Gregor Gruber, Gregor Gruber/Director (08/13/2026)
- IKAV General Partner S.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann/Director (08/13/2026)
- VEPU Inc.: /s/ Gregor Gruber, Gregor Gruber/Director (08/13/2026)
- IDI Investment s.a r.l.: /s/ Gregor Gruber, Gregor Gruber/Director (08/13/2026)
- IDI Investment s.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann/Director (08/13/2026)
- IKAV SICAV-FIS SCA: /s/ Gregor Gruber, Gregor Gruber/Director (08/13/2026)
- IKAV SICAV-FIS SCA: /s/ Marco Hoopmann, Marco Hoopmann/Director (08/13/2026)
- SIMLOG Inc.: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben /President & Director (08/13/2026)
- SIMLOG Inc.: /s/ Megan Ebadat, Megan Ebadat/Treasurer (08/13/2026)
- Simlog S.a r.l.: /s/ Gregor Gruber, Gregor Gruber/Director (08/13/2026)
- Simlog S.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann/Director (08/13/2026)
- Institut fur Kapitalanlagen und Vesicherungslosungen GmbH: /s/ Evelin Foelster, Evelin Foelster/Director (08/13/2026)
- Constantin von Wasserschleben: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben (08/13/2026)